June 19, 2015

Filed on EDGAR and copy sent via e-mail

M. Hughes Bates
Securities and Exchange Commission
Division of Corporation Finance
100 First Street, NE
Mail Stop 3561
Washington, DC 20549

Re:	SLM Student Loan Trust 2011-2
SLM Student Loan Trust 2012-1
SLM Student Loan Trust 2012-2
SLM Student Loan Trust 2012-6
SLM Student Loan Trust 2013-6
SLM Student Loan Trust 2014-1
Forms 10-K for Fiscal Year Ended December 31, 2014
Filed March 31, 2015
File Nos. 333-166301-03, 333-166301-05, 333-166301-06,
333-166301-09, 333-166301-16, and 333-166301-17

Dear Mr. Bates:

This letter is in response to the comment of the Staff of the Securities and Exchange Commission (the “Commission”) contained in your letter dated June 10, 2015 to Navient Funding, LLC, (the “Company”).  For ease of reference, the comment is printed below in italics (with the comment provided in your letter highlighted in bold and italics) and is followed by the Company’s response.

Exhibit 10.1 to the Forms 10-K

1. Comment:

We note your response to prior comment 1 where you state that “all future filings will include Exhibit 10.1 utilizing a description of the Indenture consistent with the format used to describe the Indenture in Exhibit 4.1.” It is unclear based on your response whether you will file the Indenture as Exhibit 4.1 and as Exhibit 10.1 or whether Exhibit 10.1 is incorporating by reference another material agreement. Please clarify. Additionally, to assist investors in locating the documents incorporated by reference, please confirm that you will provide the file numbers of such documents as part of the exhibit descriptions.

Response:

The Company clarifies that all future filings will be done in the style utilized in Exhibit 4.1, but will not include a separate filing.  The filing we provided for Exhibit 10.1 in the Forms 10-K discussed herein would be modified to state:

EXHIBIT	DESCRIPTION

10.1
Indenture dated as of [_____ __], 20[__] among SLM Student Loan Trust 20[__-_], [___________], as eligible lender trustee, and [___________], as indenture trustee, which is hereby incorporated by reference from Exhibit 4.7 of the Current Report on Form 8-K of the registrant, as filed with the Commission on [_____ __], 20[__], with a file number of [_______].

The language provided above mirrors what was used in Exhibit 4.1 with the exception of adding the file number at the end thereof.  The Company clarifies that all future filings will provide the file numbers of all documents incorporated by reference as part of the exhibit descriptions.  The Company also confirms that that any Exhibits 10.2 and 10.3 in future filings would be similarly worded as the above Exhibit 10.1 form.

[Remainder of Page Intentionally Left Blank]

If you have any questions or would like to discuss our response in this letter, please feel free to contact our Chief Legal Officer, Mark Heleen, at (703) 984-5627, or the Company’s outside counsel, Steve Levitan, at (212) 309-6910.

Sincerely,

/s/ Somsak Chivavibul
Somsak Chivavibul
President and Chief Financial Officer (Senior Securitization Officer)

Cc:	Folake Ayoola, U.S. Securities and Exchange Commission
Mark Heleen, Navient Solutions, Inc.
Christian Ameri, Navient Solutions, Inc.
Rachel George, Navient Solutions, Inc.
Reed D. Auerbach, Morgan, Lewis & Bockius LLP
Steve Levitan, Morgan, Lewis & Bockius LLP